Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hoku Scientific, Inc.

We consent to the incorporation by reference in the registration statement (No. 333 - 127966) on Form S-8 of Hoku Scientific, Inc. of our report dated April 18, 2005 except as to the first paragraph of note 5, which is as of July 2, 2005 and the second paragraph of note 7(b) and the sixth paragraph of note 7(d), which are as of July 12, 2005, with respect to the balance sheet of Hoku Scientific, Inc. as of March 31, 2005, and the related statements of operations, stockholders’ equity and comprehensive loss and cash flows for each of the years in the two-year period ended March 31, 2005, which report appears in the March 31, 2006 annual report on Form 10-K of Hoku Scientific, Inc.

/s/ KPMG LLP

Honolulu, Hawaii

June 27, 2006